

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 25, 2009

Via U.S. Mail and Fax (604-682-1666)

Mr. John Roozendaal
President and Chief Executive Officer
Scout Exploration, Inc.
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618

> **Re:** **Scout Exploration, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
> **Filed January 29, 2009**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2008**
> **Filed May 8, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 20, 2009**
> **Form 8-K**
> **Filed August 14, 2008**
> **File No. 000-52280**

Dear Mr. Roozendaal:

We have reviewed your filing and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2008

Item 8A. Controls and Procedures, page 10

1.   We note your response to prior comment 3, including your amended disclosure pertaining to management's annual report on internal control over financial reporting. Please revise your disclosure in the future filings to include a statement of management's responsibility for establishing and maintaining adequate internal

control over financial reporting and identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. We refer you to the guidance at Item 308(T)(a)(1) and (2) of Regulation S-K.

Note 2(n), Significant accounting policies – General and administrative expenses, page 31

2.   In the future filings, please revise your disclosure under this note to ensure the accounting method for oil and gas producing activities is consistent with the disclosure under note 2(h).

Report of Independent Registered Public Accounting Firm, page 31

3.   In light of the significant revisions you have made to your footnote in the Form 10-KSB/A, please consider updating your auditors' report or let us know why you think it is not necessary. See AU Section 530.

Form 10-Q for the Quarterly Period Ended March 31, 2009

3. Share purchase agreement, page 11

4.   We note Kerrisdale (also referred to as "KRL") entered into a General Security Agreement with its former sole shareholder, Brian C. Mahood, effective January 1, 2008, as security for the principal amount of the Debenture payable to Mr. Mahood. Pursuant to the provisions of this agreement, Kerrisdale granted a continuing security interest in and to all its properties to Mr. Mahood. We also note you were notified by Mr. Mahood subsequent to March 31, 2009 that you were in default of the Share Purchase Agreement and Kerridale was in default of the General Security Agreement for failing to make the payment scheduled for March 31, 2009. Please tell us the resolution which resulted from your negotiations with Mr. Mahood. In this regard, address whether you currently have access to operate the business activities at Kerrisdale and whether you will consolidate the Kerrisdale's financial statements for the quarterly period ending June 30, 2009. We refer you to the guidance at SFAS No. 94 paragraph 13 and ARB No. 51 paragraph 2.

Form 8-K filed August 14, 2008

5.   Please provide the preacquisition audited and unaudited financial statements of Kerrisdale for the time span required under Rule 310 of Regulation S-B and the pro forma financial information required under Rule 310(d) of Regulation S-B, as

requested by the staff in the letter dated June 19, 2009 sent from the Office of the Chief Accountant, Division of Corporation Finance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Suying Li at (202) 551-3335, or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief